

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

June 24, 2016

<u>Via E-mail</u>
Graham P. Shuttleworth, Chief Financial Officer
Randgold Resources Ltd.
3rd Floor Unity Chambers, 28 Halkett Street
St. Helier Jersey Channel Islands JE2 4WJ

>   **Re: Randgold Resources Ltd**
>   **Form 20-F for the Fiscal Year Ended December 31, 2015**
>   **Filed March 31, 2016**
>   **File No. 000-49888**

Dear Mr. Shuttleworth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Domba Project, page 42</u>

1.   We note you have identified 454kt of ore at 3.1g/t for your Domba Project. Under SEC Industry Guide 7, the terms ore, ore grade, or ore body are treated the same as the term reserve. Please confirm this ore for the Domba Project is included with your tabulation of the Morila reserves and in future filings clearly state the Domba Project ore is included in your Morila reserve tabulation or separately report this material apart from your Morila reserves.

2.   Ore or reserves are disclosed for your Domba property and you include a statement that a feasibility study was completed. Please forward to our engineer as supplemental information and not as part of your filing, a copy of your feasibility study that establishes the legal, technical, and economic feasibility of your materials designated as ores or reserves, as required by Industry Guide 7(c).

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Massawa, page 55

3.   We note your statement that the Massawa reserves in this section, are currently estimated to be 20.73Mt at 2.1g/t for 2.2Moz and not the 3.1 g/t as reported elsewhere. Please insure in future filings that the grade for your Massawa reserves is consistently reported in your filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or me at (202) 551-3795 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining